Via EDGAR

April 21, 2014

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Virtus Alternative Solutions Trust (the “Registrant”) File Nos. 333-191940 and 811-22906 Pre-Effective Amendment No. 5

To the Commission Staff:

The undersigned hereby request acceleration of the effectiveness of the above-captioned pre-effective amendment to 4 p.m., Eastern Time, on April 22, 2014, or as soon thereafter as practicable.

In connection with this request for acceleration, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registrant’s filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please contact Jennifer Fromm at 860-263-4790 with any questions or upon issuance of the effectiveness order.

VIRTUS ALTERNATIVE SOLUTIONS TRUST

Registrant

By /s/ George R. Aylward

George R. Aylward

President

VP DISTRIBUTORS, LLC

Principal Underwriter

By /s/ Barry Mandinach

Barry Mandinach

President